June 28, 2006

Mail Stop 4561
John J. Davis
Chief Executive Officer
Center Bancorp, Inc.
2455 Morris Avenue
Union, New Jersey 07083-0007

      Re: **Center Bancorp, Inc.**
              Form 10-K for the Fiscal Year Ended December 31, 2005
              File No. 0-11486

Dear Mr. Davis:

      We have completed our review of your Form 10-K and have no further comments at this time.

              Sincerely,

              Joyce Sweeney
              Accounting Branch Chief